SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer's ID (CNPJ) No. 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND NINETY FIFTH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: 10.16.2019 - 8:30 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Meeting Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS PASSED:

I.             The Board of Directors received updated information about the Company's financial standing, discussed the matter and expressed its views on it.

II.           The Board of Directors unanimously approved, after hearing the Statutory Audit Committee, the provision of guarantee for the 5th Issue of Debentures by Copel Distribuição S.A.

III.         The Board of Directors unanimously approved Copel's participation of Aneel's Auction No. A-6 with Jandaíra Wind Power projects.

IV.         The Board of Directors unanimously approved, after hearing the Statutory Audit Committee, the terms of the purchase contract draft and power sales between Copel Geração e Transmissão S.A. and Copel Comercialização S.A., to be entered into in case of a favorable outcome of the New Energy Auction No. A-6/2019. Additionally, the Board of Directors decided to grant an exception to long-term risk limits of Copel Comercialização S.A. on this specific instance.

V.          The Board of Directors unanimously approved the proposal for organizational restructuring of Copel Geração e Transmissão S.A.

VI.         The Board of Directors unanimously approved, within the context of the 2020-2024 Strategic Plan, the guidelines, strategy maps and indicators of Companhia Paranaense de Energia – Copel (Holding), besides debating the crosscutting projects proposed by a consulting firm.

VII.       The Board of Directors approved, by a majority vote, having Director Adriana Angela Antoniolli voted against the measure, the establishment of a partnership with Consórcio BRC IP and Banco Regional de Desenvolvimento do Extremo Sul - BRDE to continue developing feasibility studies related to the provision of street lighting services.

VIII.     The Board of Directors unanimously approved the “Programa Transformação” (Transformation Program) of Copel Distribuição S.A. and the execution of the “Confiabilidade Total” (Total Reliability), “Paraná Trifásico” (Three-phase Paraná) and Smart Grid Copel projects, with an estimated amount of R$ 2,900,000,000.00 by 2025.

IX.         The Board of Directors unanimously approved the proposal to abolish the minimum purchase and sale price between Copel Geração e Transmissão S.A. and Copel Comercialização S.A.

X.          The Board of Directors received information on the result of the auction held by Copel Comercialização S.A. to purchase energy from new enterprises.

XI.         The Board of Directors received information on the Remediation, Repair and Collaboration Plan for UEG Araucária Ltda. - UEGA, as well as the need for capital contributions in order for UEGA to fulfil its financial commitments.

XII.       The Board of Directors received information on the progress of the negotiation process concerning the Company's 2019-2020 Collective Bargaining Agreement.

XIII.     The Board of Directors received information on the resignation of Ms. Vanessa Claro Lopes from the position of alternate member of the Supervisory Board, and the resignation of Mr. Paulo Henrique Laporte Ambrozewicz from the position of Chairman of the Nomination and Evaluation Committee.

XIV.     The Board of Directors received a report from the Statutory Audit Committee on various matters, discussed the topics and expressed its views on them.

XV.      The Board of Directors received a report from the CEO on various corporate matters.

XVI.     The Board of Directors held an Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO -  Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Meeting Secretary.

This is a free translation of the summary of the minutes of Copel’s 195th Board of Directors’ Meeting drawn up in the Company’s Book No. 11.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date October 16, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.